SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 11, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated  November 11, 2015 the Company reported that in compliance with the regulations in force, please regard the following information for the three-month periods ended September 30, 2015 and 2014 as duly received:

IRSA Inversiones y Representaciones Sociedad Anónima
September 30, 2015 and 2014

1. Net income	In thousands of ARS
	09/30/15	09/30/14
Net (loss) / income (three-month period)	(315,967)	135,799
Income attributable to:
Controlling company’s shareholders	(275,692)	3,258
Non-controlling interest	(40,275)	132,541

2. Shareholders’ Equity	In thousands of ARS
	09/30/15	09/30/14
Capital stock	574,874	573,771
Treasury shares	3,802	4,905
Comprehensive adjustment of capital stock and treasury shares	123,329	123,329
Additional paid in capital	793,123	793,123
Premium for trading of treasury shares	10,733	-
Cost of treasury shares	(30,130)	(37,906)
Changes in non-controlling interest	(14,258)	(16,904)
Reserve for share-based payments	61,055	63,299
Statutory reserve	116,840	116,840
Special reserve	3,824	375,487
Reserve for new projects	-	413,206
Conversion reserve	341,062	435,587
Retained earnings	245,248	(781,611)
Total attributable to controlling company’s shareholders	2,229,502	2,063,126
Non-controlling interest	351,828	679,791
Total Shareholders’ Equity	2,581,330	2,742,917

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 578,676,460 (including treasury shares) divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. (Cresud) with 372,112,411 shares, accounting for 64.3% of the issued capital stock.

In addition, we report that as of September 30, 2015, after deducting Cresud’s interest and the treasury shares, the remaining shareholders held 202,823,480 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 35.0% of the issued capital stock.

As of September 30, 2015 no warrants or convertible notes for the purchase of the Company’s stock were outstanding.

Below are the highlights for the period ended September 30, 2015:

➢  Net loss for the first quarter of fiscal year 2016 was ARS 316.0 million compared to income for ARS 135.9 million in the same period of 2015, mainly due to the change in the valuation method applied with respect to our investment in IDB Development Corporation.

➢  Revenues from sales, leases and services grew 21.2% as compared to the first quarter of 2015, whereas EBITDA rose 14.0%, reaching ARS 778.6 million.

➢  Tenant sales in our shopping centers rose 44.5% during the quarter (36.3% considering the same shopping centers) and portfolio occupancy was 98.9%.

➢  During this quarter we sold investment properties for ARS 424.9 million. After period-end, we sold 2 office floors in Maipu 1300 building, located in the City of Buenos Aires, for USD 3.0 million.

  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Responsible for the Relationship with the Markets
Dated: November 12, 2015